Exhibit 1

Borqs Technologies receives Nasdaq delisting letter and will request to appeal

The Company is late in filing of the 2019 Annual Report due to the COVID-19 pandemic

Santa Clara, California, July 15, 2020 – Borqs Technologies, Inc. (Nasdaq: BRQS), (the “Company”, or “Borqs”), a global leader in embedded software and products for the Internet of Things (IoT) industry, announced that on July 9, 2020, the Company received a delisting determination letter (the "Determination Letter") from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Staff” or "Nasdaq"). The Determination Letter notified the Company that since it had not filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the "2019 20-F") by June 30, 2020, the deadline by which the Company was to file the 2019 20-F, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”) and the Company’s ordinary shares are subject to delisting from the Nasdaq Capital Market. The Determination Letter indicates that Listing Rule 5815(d)(4)(B) does not permit an issuer that is noncompliant with the Rule to present a plan of compliance to Nasdaq if such issuer has failed to comply with that provision within one year of a hearing panel determination of compliance. On March 10, 2020, the Company received a letter from Nasdaq notifying the Company that it had regained compliance with the Rule.

The Company will, by July 16, 2020, request to appeal the Staff’s determination to delist the Company’s securities with a hearings panel, which will stay the suspension of the Company’s securities through July 31, 2020. Also by July 16, 2020, the Company will request an extended stay of the suspension pending the hearing. The panel will review the request for an extended stay and notify the Company on or prior to July 31, 2020 whether it will allow the Company’s securities to continue to trade on the Nasdaq Capital Market pending the panel’s decision. Hearings are typically scheduled to occur approximately 30-45 days after the date of the hearing request.

Borqs is making every effort to file its Annual Report on Form 20-F in a timely fashion but has been delayed due to the COVID-19 pandemic, particularly as it has impacted the auditing process in India and China where most of the Company’s business activities took place for the year ended December 31, 2019. The delay was not only due to travel restrictions but also to unreliable courier services between the two countries from flight cancellations. The Company is working closely with its independent auditors to complete the remaining audit procedures shortly by other available means. The Company made an announcement on July 1st in a press release indicating certain preliminary unaudited financial results for the year ended December 31, 2019.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Forward-Looking Statements and Additional Information

The information above includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included herein are forward-looking statements. These forward-looking statements may be identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. These forward-looking statements represent the Company’s current expectations or beliefs concerning future events, and it is possible that the results described in this release will not be achieved. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified in this release or as disclosed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”). Factors that could cause actual results to differ from the Company’s expectations include the risk that the panel will not grant the Company’s request for an extended stay; risk that the panel will not permit the Company to attempt to regain compliance with the Rule; uncertainties relating to the ability of the Company to cure any delinquencies in compliance with the Rule due in part to potential continued quarantine and travel restrictions on the Company’s personnel and auditors related to the COVID-19 pandemic; risk relating to the substantial costs and diversion of personnel’s attention and resources due to these matters; risk that the Company’s ordinary shares could be delisted from the Nasdaq Capital Market and other factors described in the Company’s filings with the SEC. As a result of these factors, actual results may differ materially from those indicated or implied by forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors.

Investor Contact:

Sandra Dou

Director of Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com